NSAR QUESTIONNAIRE - STOCK/ALLOCATION
ATTACHMENT

Question 77D

(make conforming changes per comments referenced above) The Board authorized the International Equity Funds of Funds Trust to invest in iShares, Inc. and/or iShares Trust, beyond the 3% Limit, provided that it will not purchase any shares of any iShares Fund if, after giving effect to such purchase, it owns more than 20% of its outstanding shares.